

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2011

<u>Via E-mail</u>
Sigmund Anderman
Chief Executive Officer
Ellie Mae, Inc.
4155 Hopyard Road, Suite 200
Pleasanton, CA 94588

>   **Re: Ellie Mae, Inc.**
>   **Amendment No. 4 to Registration Statement on Form S-1**
>   **Filed March 15, 2011**
>   **File No. 333-166438**

Dear Mr. Anderman:

        We have reviewed your amended registration statement and response letter dated March 15, 2011 and have the following comments.

<u>Principal and Selling Stockholders, page 115</u>

1.   For all selling shareholders that are legal entities, please identify in the registration statement the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities offered for resale. We note that you have not provided the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities offered for resale by Capital One Financial Corporation, Genworth Financial Services, Inc., Hotung Venture Capital Corporation and PMI Mortgage Insurance Co.

2.   For selling shareholders that are affiliates of broker-dealers, please disclose whether the sellers purchased the shares in the ordinary course of business and whether, at the time of the purchase of the securities to be resold, the sellers had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

<u>Part II</u>

<u>Item 13. Other Expenses of Issuance and Distribution, page II-1</u>

3.   We note on page 135 that you have undertaken to pay a fee of $250,000 to FTP Securities, LLC for financial advisory services provided in connection with the initial public offering and to indemnify FT Partners in connection with its financial advisory services. Please tell us what consideration you gave to providing itemized disclosure in this regard.

If you have questions or comments on the financial statements and related matters, please contact Tamara J. Tangen, Staff Accountant, at (202) 551-3443. Please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477 with any other questions. If you require further assistance, you may contact me at (202) 551-3457.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via E-mail</u>
       Robert W. Phillips, Esq.
       Latham & Watkins LLP